UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION

OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-33725

Textainer Group Holdings Limited

(Exact name of registrant as specified in its charter)

Century House, 16 Par-La-Ville Road

Hamilton HM 08, Bermuda

Telephone: (441) 296-2500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, $0.01 par value per share

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities) Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(d) ☐ (for successor registrants) Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A. Textainer Group Holdings Limited (the “Company”) first became required to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) in connection with the completion of the initial public offering of its common shares (the “Shares”) pursuant to an effective registration statement on Form F-1 (File No. 333-146304), and related registration of the Shares under Section 12(b) of the Exchange Act and listing of the Shares on the New York Stock Exchange (the “NYSE”), each on October 10, 2007.

B. The Company has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding Securities Exchange Commission (“SEC”) rules for the 12 months preceding the filing of this form. The Company has filed at least one annual report under Section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

The last sale of securities of the Company in a transaction registered under the Securities Act of 1933, as amended (the “Securities Act”), was the sale of shares of the Company’s depositary shares, each representing a 1/1,000th interest in a share of the Company’s 6.250% Series B Cumulative Redeemable Perpetual Preference Shares, par value $0.01 per share, under the Company’s Registration Statement on Form F-3 (File No. 333-255054) on April 6, 2021. On March 14, 2024, the Company filed a post-effective amendment to such registration statement to terminate the registration of unsold securities under such registration statement.

Item 3. Foreign Listing and Primary Trading Market

Not Applicable; the NYSE is the primary trading market for the Shares.

Item 4. Comparative Trading Volume Data

Not Applicable.

Item 5. Alternative Record Holder Information

As of the date hereof, the Shares were held of record by 1 person on a worldwide basis. Textainer relied on information provided by its transfer agent, Computershare, to determine such figures.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

The Company published notice of its intent to terminate its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act on March 14, 2024. The press release was posted to the Company’s website and submitted to the SEC on Form 6-K via EDGAR on March 14, 2024.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company will publish any information required pursuant to Rule 12g3-2(b)(1)(iii) on its website, www.textainer.com.

PART III

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Textainer Group Holdings Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Textainer Group Holdings Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date: March 25, 2024	Textainer Group Holdings Limited

	By:	/s/ Olivier Ghesquiere
	Name:	Olivier Ghesquiere
	Title:	President and Chief Executive Officer